EXHIBIT 99.1

Mid Penn Bancorp, Inc. and Phoenix Bancorp, Inc. Announce Agreement to Merge

MILLERSBURG, Pa. and MINERSVILLE, Pa., Aug. 27, 2014 (GLOBE NEWSWIRE) -- Mid Penn Bancorp, Inc. ("Mid Penn") (Nasdaq:MPB), headquartered in Millersburg, Pennsylvania, and Phoenix Bancorp, Inc. ("Phoenix") (OTC:PXBP), headquartered in Minersville, Pennsylvania, today announced the signing of a definitive merger agreement which calls for Mid Penn to acquire Phoenix in a transaction valued at approximately $14.5 million. The transaction expands Mid Penn's footprint in Schuylkill County and into Luzerne County. On a pro forma basis, the consolidated assets of the combined company will be approximately $875 million.

Under the terms of the agreement, shareholders of Phoenix common stock will elect to receive either 3.167 shares of Mid Penn common stock, or $51.60 in cash, subject to an aggregate proration of 80% stock and 20% cash. As of the close of business on August 26, 2014, the per share acquisition price equaled approximately $50.86, or approximately 110 percent of Phoenix's fully diluted tangible book value per share at June 30, 2014. Phoenix shareholders are anticipated to own approximately 17% of the combined company. Following completion of the merger, Mid Penn expects to remain well-capitalized, and the company expects the transaction will be accretive to earnings per share.

"We are pleased to share this exciting news which serves as a milestone for both institutions," said Mid Penn President and CEO, Rory G. Ritrievi. "This merger enables Mid Penn and Phoenix's subsidiary, Miners Bank, to work together to bring the best in banking products and services to the communities in which we operate. By sharing resources and expanding our footprint, we will become stronger and better positioned for continued growth."

"Joining Mid Penn is the best choice for our shareholders, customers, employees and communities," said Phoenix President and CEO, George H. Groves. "Merging with Mid Penn will present more opportunities while still allowing us to provide the local and personal service our customers have come to expect. We will be able to leverage the strengths of both banks in order to achieve further growth in our current markets and beyond."

Mid Penn has proposed that Phoenix's Board Chairman Vincent J. Land and Board Members Noble C. Quandel, Jr., and Robert Moisey be added to the Board of Mid Penn and Mid Penn Bank upon completion of the merger.

Phoenix Chairman Vincent J. Land commented, "While we are pleased to join forces with a well performing community banking organization like Mid Penn, we are also excited to have the Miners Bank name live on. That name has been serving the good people of Schuylkill and now Luzerne Counties since 1935 and will continue to do so long into the future."

Subject to customary closing conditions including regulatory and shareholder approvals, the merger is expected to close in the first quarter of 2015. Following completion of the merger of Mid Penn and Phoenix, Phoenix's subsidiary bank, Miners Bank, will be merged into Mid Penn Bank and will operate as "Miners Bank, a Division of Mid Penn Bank."

Keefe, Bruyette & Woods, Inc., acted as financial advisor to Mid Penn, and Stevens and Lee, P.C., acted as its legal advisor in the transaction. Griffin Financial Group, LLC, acted as financial advisor to Phoenix, and Bybel Rutledge LLP, acted as its legal advisor.

About Mid Penn

Mid Penn Bancorp, Inc. is a Central Pennsylvania bank holding company with total assets of approximately $736 million as of June 30, 2014. Headquartered in Millersburg, Pa., Mid Penn is the parent company of Mid Penn Bank, serving the community since 1868. Mid Penn Bank has 14 retail locations in Cumberland, Dauphin, Northumberland and Schuylkill Counties. The bank offers a diverse portfolio of products and services to meet the personal and business banking needs of the community. To learn more about Mid Penn Bank, visit www.midpennbank.com.

About Phoenix

Phoenix Bancorp, Inc. is a bank holding company with total assets of approximately $141 million as of June 30, 2014. Headquartered in Minersville, Pa., Phoenix is the parent company of Miners Bank. Serving the community since 1935, Miners Bank provides a complete line of personal and business banking services through its four retail locations in Schuylkill and Luzerne Counties. Additional information is available through the bank's website at www.theminersbank.com.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Mid Penn will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 to register the shares of Mid Penn common stock to be issued to the shareholders of Phoenix. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of Mid Penn and Phoenix seeking their respective approvals of the merger. In addition, each of Mid Penn and Phoenix may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MID PENN, PHOENIX AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus, when it becomes available, also may be obtained by directing a request by telephone or mail to Mid Penn Bancorp, Inc., 349 Union Street, Millersburg, Pennsylvania 17061, Attention: Investor Relations (telephone: 717-692-7105) or Phoenix Bancorp, Inc., Rockwood Center, 1504 Rt. 61 South, Pottsville, Pennsylvania 17901, Attention: Investor Relations (telephone: 570-544-6438) or by accessing Mid Penn's website at www.midpennbank.com under "Investors" or Phoenix's website at www.theminersbank.com under "Phoenix Bancorp." The information on Mid Penn's and Phoenix's websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Mid Penn, Phoenix and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Mid Penn and Phoenix in connection with the transaction. Information about the directors and executive officers of Mid Penn is set forth in the proxy statement for Mid Penn's 2014 annual meeting of shareholders filed with the SEC on March 27, 2014. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Caution Regarding Forward-Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Mid Penn and Phoenix intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies' respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could have a material effect on the operations and future prospects of each of Mid Penn and Phoenix and the resulting company, include but are not limited to: (1) the businesses of Mid Penn and/or Phoenix may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislation and regulation, and monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System; (7) the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the companies' respective market areas; (8) the implementation of new technologies, and the ability to develop and maintain secure and reliable electronic systems; (9) accounting principles, policies, and guidelines; and (10) other risk factors detailed from time to time in filings made by Mid Penn with the SEC. Forward-looking statements reflect Mid Penn's and Phoenix's management's analysis as of the date of this release, even if subsequently made available by Mid Penn or Phoenix on their respective websites or otherwise. Mid Penn and Phoenix undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

This release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.

CONTACT: Rory G. Ritrievi
         President & Chief Executive Officer
         Mid Penn Bancorp, Inc.
         rory.ritrievi@midpennbank.com
         717-692-7103

         George H. Groves
         President & Chief Executive Officer
         Phoenix Bancorp, Inc.
         ggroves@theminersbank.com
         570-544-6438